SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 10, 2023
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

Results of Termination of Share Repurchase Agreement

On August 9, 2023, the share repurchase agreement by and between KT Corporation (the “Company”) and Shinhan Securities Co.,Ltd. (“Shinhan Securities”) dated February 9, 2023 (the “Agreement”) was terminated.

1. Name and Address of Issuer

A.	Name: KT Corporation

B.	Address: 90 Bulljeong-ro (206 Jungja-dong), Bundang-gu, Seongnam-city, GyeongGi-Do

2. Details of Termination

A.	Counterparty (Broker) to the Agreement

•	Name: Shinhan Securities

•	Company Identification Number: 00138321

3. Details of the Agreement

(Unit : millions of Won)
Date of Termination	Type of Agreement	Value of Agreement
August 09, 2023	Trust agreement for repurchase of treasury shares	300,000

4. Acquisitions and Dispositions of Issued Shares of the Company under the Agreement

(Unit: Won, shares, %)
For the month ended	Type		Acquisition		Disposition			Value of Agreement (B)
		Number (A)	Value (A)	Ratio (A/B)	Number (A)	Value (B)	Ratio (A/B)
February 28, 2023	Common shares	1,100,000	35,185,582,450	11.73	—	—	—	300,000,000,000
March 31, 2023	Common shares	2,889,063	86,789,888,150	28.93	—	—	—	300,000,000,000
April 30, 2023	Common shares	2,400,000	73,188,455,650	24.40	—	—	—	300,000,000,000
May 31, 2023	Common shares	2,400,000	75,230,510,350	25.08	—	—	—	300,000,000,000
June 30, 2023	Common shares	966,889	29,692,032,200	9.90	—	—	—	300,000,000,000
Total		9,755,952	300,086,468,800	100				300,000,000,000

5. Ownership of Treasury Shares after Termination of Agreement

[As of August 10, 2023]							(Unit: millions of Won, shares, %)
Type	Treasury Shares Held pursuant to Article 165-3 of the Act *			Treasury Shares Held under Trust Contract pursuant to Article 165-3 of the Act			Total
	Number	Ratio	Aggregate Value	Number	Ratio	Aggregate Value	Number	Ratio(2)	Aggregate Value
Common shares	14,698,386	5.63	498,075	—	—	—	14,698,386	5.63	498,075
Total	14,698,386	5.63	498,075	—	—	—	14,698,386	5.63	498,075

*	Includes 4,942,434 treasury shares that were already held directly by the Company and 9,755,952 common shares returned to the Company upon termination of the Agreement.